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WILLKIE FARR & GALLAGHER LLP

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Fax: 202 303 2000

SUPPL



September 8, 2003

03029899



VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. ~~82-5239~~

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the press release, dated August 12, 2002, of the Company announcing the Company's consolidated earnings for the six months ended June 30, 2003 and the Company's planned disposition of its nursing home assets in Canada.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

Very truly yours,



Stuart R. Goldfarb

Enclosure



cc: Robert Marion
Laurent Faugérolas



GÉNÉRALE DE • SANTÉ


SEP - 8 2003

PRESS RELEASE

Paris, 12 August 2003

FIRST HALF 2003 REVENUES:
+ 10.3% on a pro forma basis
SLOWDOWN IN GROWTH IN MAY AND JUNE
DISPOSAL OF NURSING HOMES IN CANADA

EUR million	**1st half 2003**	**1st half 2002 Pro forma***	**1st half 2002 Actual**	Change vs. 1st half 2002 Actual		Change vs. 1st half 2002 Pro forma*	
Revenues**	571.0	517.5	569.4	1.6	+0.3%	53.5	+ 10.3%

Consolidated revenues of Générale de Santé, Europe's leading private hospital group, amounted to 571.0 million euros for the first half ending 30 June 2003, compared to 517.5 million euros in the first half of 2002 (pro forma basis). Growth in revenues slowed down at the end of the first half of 2003, due to industrial action in France during May and June, whose unusual scale disrupted planned surgical operations in the Group's clinics.

This 10.3% growth can be broken down as follows:

Breakdown of growth in Group revenues	Change vs. 1st half 2002 EUR million	Breakdown of growth in group revenues in %
Organic growth***	25.7	5.0%
Change in chemotherapy consumables**	5.1	1.0%
Change in exchange rates	-3.5	-0.7%
External growth	38.8	7.4%
Disposals	-12.6	-2.4%
Total change	**53.5**	**10.3%**

** To allow for adequate comparison with H1 2002, revenues have been re-stated pro forma as of 30 June 2002. They reflect the disposal of the French nursing homes business, which was deconsolidated as of 1 January 2003.*

*** Revenues for the first half of 2003 include 22.4 million euros (17.3 million euros in H1 2002) in chemotherapy consumables which are reimbursed on a euro-for-euro basis and therefore have no effect on the margins. The increase is essentially due to the consumables' price increase.*

**** For greater transparency with respect to Générale de Santé's growth model, chemotherapy consumables, which are included in revenues but which are reimbursed on a euro for euro basis, are no longer included in the item organic growth.*

Organic growth of the hospital care activity

Hospital Care generates 95% of revenues. The remaining 5% corresponds to activities in Canada and Latin America, services and the elimination of intra-group sales. Organic growth for the hospital care activity in the first half was 6.1%, of which 2.6% growth in volumes and 3.5% growth in tariffs compared to the first half of 2002.


GÉNÉRALE
DE • SANTÉ

External growth

The placement process of part of Générale de Santé's capital led to a substantial slowdown in the acquisition programme. External growth of 7.5% compared to the first half of 2002 is due primarily to the acquisitions made in 2002. The only acquisitions made in the first half of 2003 were the Istres clinic, two psychiatry clinics and an oncology unit, representing total annual revenues of 15 million euros.

Continued strategic refocusing on Hospital care

Générale de Santé completed its strategy of exiting the Nursing home sector by the commitment on 6 August 2003 to sell its Nursing home activities in Canada. The disposal will lead to a reduction in the Group's net debt of approximately 11.5 million euros compared to 31 December 2002. Payment for the transaction will be made on the day of the transfer of the shares, i.e. before the end of August 2003. This business contributed EBITDA of 1.5 million euros in 2002. This disposal leads to the deconsolidation of the South American establishments (4 million euros of sales for the first semester 2003).

Agenda

- First half 2003 earnings: 16 September 2003, presentation on the same day in Paris.
- Q3 2003 revenues: 12 November 2003

Générale de Santé, listed on the Euronext Premier Marché Paris since June 2001, is included in the SBF 120 index and eligible to the Deferred Settlement Service, OSRDs. It is the leading Group in the private hospital sector in France with a market share of about 11%. The Group also has establishments in Italy, Portugal and Switzerland. With 130 clinics and ambulatory centres worldwide, Générale de Santé is the largest European group in hospital care: Acute Care, which mainly covers medical, surgical and obstetrical activities, as well as psychiatry, follow-up treatment and rehabilitation, cancer treatment and radiotherapy, diagnosis activities, and home healthcare and services. In France, Générale de Santé offers a unique network of 124 clinics and ambulatory centres, ensuring full patient care across the country, with a capacity of more than 10,232 beds and places. In 2002, Générale de Santé's 17,000 employees and 4,000 independent practitioners treated more than 1.3 million patients.

Code ISIN and Euronext Paris: FR0000044471

Générale de Santé is included in the SBF 120 and Midcac indexes.

Internet : www.generale-de-sante.fr

Contacts

Générale de Santé
Martine GIDON : + 33 (0) 1 53 23 14 99
m.gidon@gsante.fr

Press and Investor relations: Brunswick
Agnès Catineau / Patricia Perrier
Tel. + 33 (0)1 53 96 83 83
gds@brunswickgroup.com